Via Facsimile and U.S. Mail
Mail Stop 6010

June 19, 2006

Mr. Michael G. Cherkasky
Chief Executive Officer and President
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036-2774

   Re: **Marsh & McLennan Companies, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 1-05998

Dear Mr. Cherkasky:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin Woody
       Branch Chief